Exhibit 99.2

 Bitcoin mining  Done sustainably  February 2022  NASDAQ: IREN

 Disclaimer  2  Forward-Looking StatementsThis presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021 , as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any forward-looking statement that Iris Energy makes in this presentation speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.  Non-IFRS Financial MeasuresThis presentation includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. See Financial Summary for a definition of Adjusted EBITDA and Adjusted EBITDA Margin, along with a reconciliation to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated.Industry and Statistical DataThis presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.

 3  Bitcoin mining. Done sustainably.  We build, own and operate specialized data centers to mine BitcoinWe have been using excess renewable energy since 2019 We only enter markets where we can solve a problemWe support local communities

Iris Energy

The Four M's

In a sector that can be opaque, there are four key value drivers

Miners	Megawatts	Money	Management
More computing power = more Bitcoin mined	*Computing power requires low-cost, sustainable energy*	*Capital is required to acquire Miners and build Megawatts*	*Experienced Management key to unlocking the Four M's*
15 EH/s computing power secured	**765MW** operating & under construction	**>$500m** capital raised to date	**>$25bn** energy & infrastructure projects delivered
~$870m illustrative mining profit[1]	100% renewable operations[2]	$724m market cap[3]	Operating since 2019

1. Illustrative annualized run-rate mining profit (revenue less mining pool fees and electricity costs) assuming **15 EH/s is fully installed and operating today** based on the Coinwarz Bitcoin Mining Calculator (https://www.coinwarz.com/mining/bitcoin/calculator). Assumes, **as a placeholder only, as at February 4, 2022**, Bitcoin price of $40k, global hashrate (implied by network difficulty) of ~191 EH/s and transaction fees of ~0.1 BTC per block. Assumes pool fees of 0.5% of mining rewards and mining hardware operates at 100% uptime. **These assumptions are likely to be different in the future and users should input their own assumptions**. Please see page 17 for further details.
2. Currently 98% directly from renewable energy sources; 2% from purchase of Renewable Energy Certificates (RECs).
3. As at February 4, 2022.

4

                     3,135  2,4103  1,921  1,061  724  682  668  490  486  428  Market cap ($m)    1. Miners  5  Source: FactSet and public company filings. Market data as at February 4, 2022.  Based on self-mining hashrate as disclosed by Core Scientific.Based on indicated minimum and maximum mining rig purchases under agreement with Bitfury as disclosed by Cipher.Excludes $650m convertible senior notes priced in November 2021.Market Cap / Secured Computing Power multiple calculated as Market Cap divided by product of Secured Computing Power and 100.  Sol2023id green 9.8 / liEghtarly 2023green 5.4  ~10 EH/s expected by early 2023One of the largest listed Bitcoin miners with 15 EH/s secured          23.3  ~10  13.8  12.8  8.0  5.2  4.7  3.7  3.4  19.2  Secured Computing Power (EH/s)      15 EH/s secured  Antminer S19j Pro & S19j      2023Early 202315.2 15.2  1  2  2.1x  1.0x  1.5x  3.2x  0.5x  0.3x  0.8x  1.0x  1.3x  0.8x  Market Cap / Secured Computing Computer (x)4

 Site Overview  Megawatts (MW)  Miners (EH/s)  Timing  Status  Canal Flats (BC, Canada)  30  0.8  Complete  Operating  Mackenzie (BC, Canada)  50  1.5  Q2-Q3 2022  Under construction  Prince George (BC, Canada)  50  1.4  Q3 2022  Under construction    35  1.0  2023  Under construction  Panhandle (Texas, US)  100  3.0  Q4 20222  Under construction    265  7.5  2023  Under construction  Total (miners secured)  530  15.2      Panhandle (Texas, US)  235  ~73    Potential capacity  Total (potential expansion)  765  ~223        2. Megawatts  6  Currently 98% directly from renewable energy sources; 2% from purchase of RECs.Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.  ~10 EH/s expected by early 2023765MW of grid-connected power operating or under construction 100% renewable powered operations since inception1  >1GW additional growth pipeline beyond announced 765MW across Canada, the USA and Asia-Pacific

IrisEnergy

3. Money

>$500 million raised to date, supported by leading global investors

Institutional-grade IPO – first Bitcoin miner led by bulge bracket banks

Nasdaq IPO

J.P.Morgan*

Canaccord Genuity*

citi*

Macquarie*

CLSA

COWEN*

Cantor Fitzgerald

Compass Point Research & Trading, LLC*

Galaxy Digital

(*) Iris Energy research coverage

Funding

>$500m
Capital raised to date

~$300m
Further funding required for 15 EH/s[1]

Additional equity funding not expected

- Progressing multiple potential funding options including hardware financing and corporate debt
  - >$50m in limited recourse hardware financing already raised to date

1. Indicative estimate assuming $56k Bitcoin price (reflecting average of broker research assumptions for CY22), ~191 EH/s global hashrate (implied by network difficulty) increasing to ~300 EH/s by December 2023 and reinvestment of operating cash flow.

7

4. Management

Iris Energy's leadership team has delivered >$25 billion in energy & infrastructure projects



David Bartholomew
Independent Chair
- 30+ years' experience across energy utilities, transportation and industrials
- Former CEO of DUET Group (sold to CKI for $5bn in 2017)



Daniel Roberts
Co-Founder and Co-CEO
- 15 years' experience across finance, infrastructure and renewables
- Previously 2nd largest individual shareholder in $6bn infrastructure fund



Will Roberts
Co-Founder and Co-CEO
- 10 years' experience across resources, commodities & real assets
- Previously Vice President at Macquarie in Commodities & Global Markets



Chris Guzowski
Non-Executive Director
- 10+ years' experience in renewables development across Europe & Australia
- Founded Mithra Energy, developing 10+ solar PV projects in Poland



Mike Alfred
Non-Executive Director
- Previously CEO of Digital Assets Data, Inc. (sold to NYDIG in 2020)
- Board member of Crestone Group, LLC, HOHM, Inc., and Eaglebrook Advisors



Brian Fehr
Strategic Partner
- Awarded the Order of British Columbia in 2018, BC's highest recognition
- 35+ years' experience across construction, fabrication & energy



Brian Fry
Strategic Partner
- Co-founded RackForce in 2001 (became Canada's largest cloud hosting provider)
- Co-founded IP World, a fibre optic network company in 1999



Lindsay Ward
President
- 35+ years' experience across infrastructure, energy & resources
- Previously CEO of Palisade Integrated Management Services



Joanna Brand
General Counsel & Company Secretary
- 25 years' experience in corporate, capital markets, M&A & infrastructure
- Previously General Counsel at ME Bank, Jetstar Airways, Billabong & Epic Energy



David Shaw
Chief Operating Officer
- 30 years' experience across energy, utilities and resources
- Previously SVP Operations Asia-Pacific East at global engineering firm Wood



Denis Skrinnikoff
Chief Technology Officer
- 15+ years' experience in the cloud & data center service provider space
- Previous data center, M&A and senior leadership experience in listed markets

8

 Current market valuation  9  Broker price targets imply a ~37-136% premium to current share price        $31  $31  $30  $25  $22  $18$13.15  Broker Price Targets ($ per share)    Average broker  price target: $26  Source: Broker research. Market data as at February 4, 2022.  Dec-21  Jan-22  Jan-22  Dec-21  Dec-21  Dec-21  Current share priceFebruary 4, 2022

 Additional highlights

 Why we own our infrastructure (vs. hosting)  11          Iris Energy  Hosting  Long-term security  Multi-decade access to power and data centers  Recontracting / counterparty risk  Lower costs  Direct access to wholesale power price(higher profitability & improved Bitcoin price resilience)  Wholesale power price + hosting fee and/or profit share (lower profitability & lower Bitcoin price resilience)  Operational efficiencies  Specialized data centers designed in-house(optimized operating performance and enhanced miner life)  Lower incentive for investment and optimization (potential for lower performance and reduced miner life)  Flexibility  Avoid higher power price periods in deregulated markets (lower power cost & improved Bitcoin price resilience)  Hosting providers may have security over hardware (limits financing options)  Renewable energy              Energy infrastructure  Data centers  Mining hardware(Hosting = mining hardware only)

       We build, own and operate our data centers  12    Iris Energy’s high efficiency specialized data centers are designed and built in-houseOur data centers have been designed to optimize operating performance and enhance miner life

 We target markets with excess and under-utilized renewables  13  Regulated markets (e.g. British Columbia)  Deregulated markets (e.g. Texas)  Problem: renewables intermittency creates grid instability  Solution: we can support the grid by reducing load during peak periods & increasing load during off-peak periods        6,000  7,000  8,000  9,000  10,000  Total Demand  Example intra-day demand  Available    Peak Demand    Demand  Problem: declining industrial loads may force power prices up  Solution: we can re-introduce load to help keep power prices down  Peak  Off-peak  Power source: BC Hydro  We not only use 100% renewables, but only enter markets where we can solve a problem    ENVIRONMENTAL

 We support local communities  14  Ktunaxa First Nations communities  Canal Flats volunteer fire department  Local schools and appeals  Local hockey clubs  SOCIAL

Iris Energy

We are building an institutional grade platform

Strong emphasis on proper governance to create sustainable long-term value for shareholders

Board of Directors

- David Bartholomew (Independent Chair)*
- Mike Alfred (Non-Executive Director)*
- Chris Guzowski (Non-Executive Director)*
- Daniel Roberts (Co-Founder and Co-CEO)
- Will Roberts (Co-Founder and Co-CEO)

(*) Independent director

Audit and Risk Committee

- Chris Guzowski (Chair)*
- David Bartholomew (Financial Expert)*
- Mike Alfred*

Corporate Governance Documents

- Corporate Governance Guidelines
- Audit and Risk Committee Charter
- Code of Business Conduct and Ethics

Policies & procedures (selected)

- Risk Management
- Delegated Authority
- Related Person Transaction
- Guidelines for Corporate Disclosure
- Audit and Non-Audit Services Pre-Approval
- Insider Trading
- Complaints

Majority independent Board

>60 years' collective Board experience

GOVERNANCE

15

Iris Energy

HODL considerations

Today's strategy is to reinvest Bitcoin to fund rapid expansion to 15 EH/s, building one of the largest listed Bitcoin miners

Non-HODL

Rationale

- ✓ Self-funding for rapid growth of computing power
- ✓ Return on investment today is extremely attractive (>100% cash yields[1])
- ✓ Reinvest Bitcoin today to generate more Bitcoin tomorrow:
  - 1 Bitcoin held on balance sheet; or
  - 10 x S19j Pro[1] (1,000 TH/s) = 1 Bitcoin every ~7 months[1]
- ✓ Future optionality to HODL greater amount of Bitcoin, continue reinvesting or distributions (investors could then self-custody)
- ✓ Less dilutive than raising equity to finance capex and opex

Considerations

- Optics of no Bitcoin on balance sheet (some investors with higher time preferences may prefer to see Bitcoin today)
- Generating greater exposure to Bitcoin via expansion
- Lower risk of margin calls on Bitcoin leverage

HODL

Rationale

- ✓ Immediate ownership of Bitcoin today
- ✓ Potential to borrow against Bitcoin
- ✓ Investors not required to self-custody
- ✓ Less complexity for management teams (trading Bitcoin vs. building infrastructure)
- ✓ 'Locking up' Bitcoin circulating supply

Considerations

- In down markets, double hit to profit and balance sheet
- Risk of liquidation / margin calls associated with Bitcoin price volatility. e.g. may require sale of Bitcoin and/or equity at unattractive levels
- Reliance on capital markets to continue funding capex and opex
- Trust in large corporates and third parties to custody Bitcoin

1. Based on the Company's average purchase price for its secured hardware and current global hashrate (implied by network difficulty) of ~191 EH/s.

16

IrisEnergy

Illustrative economics

Illustrative unit economics (annualized run-rate)

	Early 2023	2023
Nameplate hashrate	**10 EH/s[1,2]**	**15 EH/s[1,2]**
Infrastructure capacity	~350MW	~530MW
Net revenue[3]	$695m	$1,043m
Mining profit[4]	**$578m**	**$870m**

Assuming hardware operating today[5]

Notes:

1. Please see the **Coinwarz Bitcoin Mining Calculator** (https://www.coinwarz.com/mining/bitcoin/calculator):
   - Inputs for 10 EH/s: 10,000 PH/s (hashrate), 335MW (power consumption) and $0.04 /kWh (electricity costs) – prefilled link here
   - Inputs for 15 EH/s: 15,000 PH/s (hashrate), 495MW (power consumption) and $0.04 /kWh (electricity costs) – prefilled link here
2. Illustrative outputs assume, **as a placeholder only, as at February 4, 2022**, Bitcoin price of $40k, global hashrate (implied by network difficulty) of ~191 EH/s and transaction fees of ~0.1 BTC per block. Assumes pool fees of 0.5% of mining rewards and mining hardware operates at 100% uptime
3. Net revenue = Gross revenue less mining pool fees
4. Mining profit = Net revenue less electricity costs
5. The illustrative outputs assume nameplate hashrate is **fully installed and operating today** using the above assumptions. **These assumptions are likely to be different in the future and users should input their own assumptions**

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION PURPOSES ONLY. THE NET REVENUE AND MINING PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED FORWARD-LOOKING STATEMENTS AND IRIS ENERGY TAKES NO RESPONSIBILITY FOR ACCURACY OF THIRD PARTY INFORMATION (INCLUDING WEBSITES). NOTE: ONLINE CALCULATOR EXCLUDES ALL OVERHEADS AND FEES (EXCEPT POOL FEES). THE ILLUSTRATIVE NET REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON HISTORICAL INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE – AND THERE IS NO GUARANTEE THAT THEY WILL BE ACHIEVED OR THAT MINING HARDWARE WILL OPERATE AT 100% UPTIME. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE DISCLAIMER

17

 Illustrative mining profit sensitivities  18  Annualized run-rate    Bitcoin price              $20k  $30k  $40k  $50k  $60k  $100k  125 EH/s  624  1,022  1,421  1,819  2,218  3,812  150 EH/s  491  823  1,155  1,487  1,819  3,147  175 EH/s  396  680  965  1,250  1,534  2,673  200 EH/s  325  574  823  1,072  1,321  2,317  225 EH/s  269  491  712  934  1,155  2,040  250 EH/s  225  424  624  823  1,022  1,819    Bitcoin price              $20k  $30k  $40k  $50k  $60k  $100k  125 EH/s  414  680  945  1,211  1,477  2,539  150 EH/s  325  547  768  990  1,211  2,097  175 EH/s  262  452  642  831  1,021  1,780  200 EH/s  215  381  547  713  879  1,543  225 EH/s  178  325  473  621  768  1,359  250 EH/s  148  281  414  547  680  1,211  Notes:Inputs for 10 EH/s: 10,000 PH/s (hashrate), 335 MW (power consumption) and $0.04 /kWh (electricity costs)Inputs for 15 EH/s: 15,000 PH/s (hashrate), 495 MW (power consumption) and $0.04 /kWh (electricity costs)Illustrative outputs assume, as a placeholder only, as at February 4, 2022, Bitcoin price of $40k, global hashrate (implied by network difficulty) of ~191 EH/s and transaction fees of ~0.1 BTC per block. Assumes pool fees of 0.5% of mining rewards and mining hardware operates at 100% uptimeNet revenue = Gross revenue less mining pool feesMining profit = Net revenue less electricity costsThe illustrative outputs assume nameplate hashrate is fully installed and operating today using the above assumptions. These assumptions are likely to be different in the future and users should input their own assumptions  THE ABOVE INFORMATION IS FOR GENERAL INFORMATION PURPOSES ONLY. THE NET REVENUE AND MINING PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED FORWARD-LOOKING STATEMENTS AND IRIS ENERGY TAKES NO RESPONSIBILITY FOR ACCURACY OF THIRD PARTY INFORMATION (INCLUDING WEBSITES). NOTE: ONLINE CALCULATOR EXCLUDES ALL OVERHEADS AND FEES (EXCEPT POOL FEES). THE ILLUSTRATIVE NET REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON HISTORICAL INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE – AND THERE IS NO GUARANTEE THAT THEY WILL BE ACHIEVED OR THAT MINING HARDWARE WILL OPERATE AT 100% UPTIME. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE DISCLAIMER.  Global hashrate  10 EH/s1  15 EH/s2  Global hashrate

 Current sites

 Site 1: Canal Flats – 0.8 EH/s  20  Location  BC, Canada  Land  100% owned  Power source  100% renewable1  Power capacity  30MW  Miners  0.8 EH/s  Timing  Complete  Status  Operating  1. Currently 98% directly from renewable energy sources; 2% from purchase of RECs.  Specialized data centers  Miners operating in our specialized data centers  Data center 5 (incl. cable tray system)  Data center featuring our unique airflow system

 Site 2: Mackenzie – 1.5 EH/s  21  Location  BC, Canada  Land  100% owned  Power source  100% renewable1  Power capacity  50MW  Miners  1.5 EH/s  Timing  Q2-Q3 2022  Status  Under construction  1. Expected to be 98% directly from renewable energy sources; 2% from purchase of RECs.  Illustrative site layout (incl. potential expansion)  First data center structurally complete  Miner racking installation inside first data center  Main power transformer loaded for rail transport

 Site 3: Prince George – 2.4 EH/s  22  Location  BC, Canada  Land  50 year lease1  Power source  100% renewable2  Power capacity  85MW  Miners  2.4 EH/s  Timing  Q3 2022 / 2023  Status  Under construction  30 year lease including 2 x 10 year extensions plus option to purchase within first 10 years.Expected to be 98% directly from renewable energy sources; 2% from purchase of RECs.  Illustrative site layout  Site grading underway  Site grading underway

Iris Energy

Site 4: Panhandle – 10.5 EH/s + 7 EH/s[1]



Illustrative site layout



~32GW installed
~6GW planned
~12GW effective transmission capacity
Load centres

Renewables heavy (Panhandle, West Texas)

- Significant excess renewable generation
- 32GW of installed capacity (mostly wind & solar), plus 6GW planned
  - ~5GW of load
  - ~12GW effective transmission capacity to load centers in Houston and Dallas

Location	Texas, USA
Land	100% owned
Power source	Renewable (TBC)[2]
Power capacity	600MW
Miners	10.5 EH/s + 7 EH/s[1]
Timing	Q4 2022[3] / 2023
Status	Under construction

1. Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.
2. Renewable power source and mix to be confirmed closer to the time of commissioning.
3. Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.

23

 Significant development pipeline  24          British Columbia  Texas  Asia-Pacific    >1GWadditional growth pipeline    Global diversificationCanada, USA & Asia-Pacific    Grid connectedrenewables & long-term access to power    765MWoperating and under construction

 Financial Summary

       348  685  Sep-21  Dec-21  Average operating hashrate (PH/s)  Quarterly results  26      241  364  Sep-21  Dec-21  Bitcoin mined        10  20  Sep-21  Dec-21$79m annualized  Bitcoin mining revenue ($m)        6  14  Sep-21  Dec-21$57m annualized  Adjusted EBITDA ($m)1          1. Adjusted EBITDA is a non-IFRS measure. Please refer to page 27 for reconciliation to the applicable IFRS measure.

IrisEnergy

Adjusted EBITDA reconciliation

USD'000	Three months ended 31 December 2021	Three months ended 31 December 2020	Six months ended 31 December 2021	Six months ended 31 December 2020
Bitcoin mining revenue	20,017	1,227	30,387	2,092
Electricity and other site costs(1)	(3,041)	(721)	(4,976)	(1,475)
Other corporate costs	(2,643)	(683)	(5,490)	(1,303)
Adjusted EBITDA	**14,332**	**(177)**	**19,921**	**(686)**
Adjusted EBITDA Margin	72%	(14%)	66%	(33%)
Add/(deduct):				
Other income	-	99	-	557
Foreign exchange gains/(loss)	(2,610)	(641)	85	(486)
Share-based payments expense - Founders(2)	(4,518)	(143)	(5,154)	(269)
Share-based payments expense - executives(3)	(416)	-	(1,636)	-
IPO one-off expenses	(2,693)	-	(3,094)	-
EBITDA	**4,096**	**(862)**	**10,123**	**(884)**
Fair value gain/(loss) and interest expense on hybrid financial instruments(4)	73,090	-	(418,884)	(93)
Other finance expense	(1,093)	(112)	(1,932)	(65)
Interest income	-	1	-	2
Depreciation	(1,249)	(334)	(1,961)	(676)
Net profit/(loss) before tax	**74,844**	**(1,307)**	**(412,654)**	**(1,717)**
Tax expense	(3,136)	-	(6,221)	-
Net profit/(loss) after tax	**71,708**	**(1,307)**	**(418,875)**	**(1,717)**

Non-cash. Founders primarily relate to $75 strike options ($370 - $1,850 share price vesting)

Non-cash mark-to-market of convertible notes converted into equity at IPO

1) Electricity and other site costs includes electricity charges, site employee benefits, repairs and maintenance and site utilities.
2) Share-based payments expense includes expenses recorded on Founder options, including (1) Founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO resulting in A$1.77m expense recorded during the three months ended 31 December 2021. No further amortization will be recorded in relation to these price target options. (2) Founder long-term options (Executive Director Long-term Target Options) which were granted in September 2021 in connection with the IPO with an expense of A$4.45m recorded in the 3 months ended 31 December 2021. These long-term options are currently "out of the money" with an exercise price of US$75 and initial share price vesting conditions of US$370, US$650, US$925 and US$1,850 for each tranche granted. See note 15 of the 31 December 2021 interim financial statements for further information.
3) Share-based payments expense includes expense recorded in relation to incentives issued under the Employee Share Plans, Employee Option Plan and Non-Executive Director Option Plan.
4) Includes fair value losses recorded on SAFE and convertible notes that were converted into ordinary shares upon the Group's listing on the NASDAQ. The net fair value losses recorded on these instruments represents the movement in the share price from date of issuance of these instruments to the IPO listing price of US$28. All of these instruments converted to ordinary shares on 16 November 2021, the associated fair value gains/(losses) are non-cash movements and do not impact the cash position of the Group. See note 5 of the 31 December 2021 interim financial statements for further information.

The Group uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance before the impact of non-cash and other items. EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share-based payment expenses, foreign currency gains/(losses) and one-time transactions.

The Group presents its financial statements in Australian dollars (A$). All U.S. dollar balances presented in this presentation have been translated using the noon buying rate of the Federal Reserve Bank of New York on the last working day of each relevant quarter.

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Financial performance  28                      USD'000    Three months ended 31 December 2021    Three months ended 31 December 2020    Six months ended 31 December 2021    Six months ended 31 December 2020  Revenue                  Bitcoin mining revenue    20,017    1,227    30,387    2,031  Other income    -    99    -    524  Expenses                  Depreciation and amortization    (1,249)    (333)    (1,961)    (652)  Electricity charges    (2,611)    (574)    (4,198)    (1,137)  Employee benefits expense    (1,298)    (279)    (2,469)    (573)  Share-based payments expense    (4,933)    (143)    (6,789)    (260)  Impairment of assets    -    (366)    (353)    (438)  Loss on disposal of assets    -    -    -    (193)  Professional fees    (2,540)    (72)    (3,572)    (145)  Other expenses    (1,929)    (113)    (2,968)    (194)  Operating profit/(loss)    5,457    (555)    8,077    (1,038)  Finance expense    71,997    (112)    (420,816)    (155)  Interest income    -    2    -    2  Foreign exchange gains/(loss)    (2,610)    (641)    85    (497)  Profit/(loss) before income tax expense    74,844    (1,307)    (412,653)    (1,688)  Income tax expense    (3,136)    -    (6,221)    -  Profit/(loss) after income tax expense    71,708    (1,306)    (418,875)    (1,688)  The Group presents its financial statements in Australian dollars (A$). All U.S. dollar balances presented in this presentation have been translated using the noon buying rate of the Federal Reserve Bank of New York on the last working day of each relevant quarter.        Non-cash      Primarily non-cash mark-to- market of convertible notes converted into equity at IPO

 Financial position  29    USD'000  31 December 2021        30 June 2021    Assets              Cash and cash equivalents    255,296      38,990    Other receivables    4,085      794    Prepayments and other assets    7,733      648    Total current assets    267,114      40,432    Property, plant and equipment    54,790      15,952    Right-of-use assets    1,000      1,405    Goodwill    643      660    Deferred tax asset    7,887      912    Mining hardware prepayments    163,746      75,208    Total non-current assets    228,066      94,137    Total assets    495,180      134,569    Liabilities              Trade and other payables    6,010      1,120    Borrowings    16,208      71,986    Embedded derivatives    0      96,716    Income tax liability    6,717      533    Employee benefits    298      109    Total current liabilities    29,233      170,464    Borrowings    15,785      11,853    Deferred tax liability    3,546      1,618    Total non-current liabilities    19,330      13,471    Total liabilities    48,564      183,935    Equity              Issued capital    919,778      12,036    Reserves    8,758      1,449    Accumulated losses    (481,920)                  (62,852)      Total equity / (deficit)    446,616      (49,366)    Total liabilities and equity    495,180      134,569    Primarily non-cash mark-to- market of convertible notes converted into equity at IPO  The Group presents its financial statements in Australian dollars (A$). All U.S. dollar balances presented in this presentation have been translated using the noon buying rate of the Federal Reserve Bank of New York on the last working day of each relevant quarter.

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